January 4, 2008

Mail Stop 3561

Edward W. Stone
Chief Financial Officer
Velocity Express Corporation
One Morningside Drive North, Bldg B, Suite 300
Westport, CT 06880

RE: Velocity Express Corporation
**   File No. 000-28452**
**   Form 10-K: For the Fiscal Year Ended June 30, 2007**

Dear Mr. Stone:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Michael Fay
                                    Branch Chief